Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS

(000’s)

	Year ended December 31,						Nine Months Ended September 30,
	1999	2000	2001		2002	2003	2003		2004
EARNINGS
Net income (loss) from continuing operations	$(70,098)	$(10,182)	$(79,843	)3	$(36,174)	(12,481)	$(49,982)		$42,548
Income tax expense (benefit)	(46,000)	(6,000)	(33,000)		(24,000)	(57,000)	(31,615)		20,837

Earnings (loss) before income taxes	(116,098)	(16,182)	(112,843)		(60,174)	(69,481)	(81,597)		63,385
Minority interest expense (income) in consolidated subsidiaries	8,341	5,379	(2,247)		1,510	(8,617)	(12,902)		8,150
Income (loss) of equity investments	(787)	(843)	(953)		(983)	(803)	(481)		(621)
Fixed charges	61,128	59,747	63,949		63,584	65,453	47,683		53,790
Distributed income of equity investees	950	800	600		700	1,050	1,050		500
Less: preference security dividends of Terra Nitrogen Company, L.P.	—	(1,119)	(2,028)		(1,846)	(1,153)	(1,153)		(5,766)

TOTAL EARNINGS (LOSS)	$(46,466)	$47,782	$(53,522	)$	$2,791	(13,551)	$(47,400	)3	$119,438

FIXED CHARGES
Interest expense	$53,076	$51,511	$53,594		$53,800	$55,072	$40,387		$41,664
Amortization of debt expenses	1,254	1,177	3,278		2,790	3,816	2,768		3,144
One-third of rentals on operating leases	6,798	5,940	5,049		5,148	5,412	3,375		3,216
Preference security dividends of Terra Nitrogen Company, L.P.	—	1,119	2,028		1,846	1,153	1,153		5,766

TOTAL FIXED CHARGES	$61,128	$59,747	$63,949		$63,584	65,453	$47,683		$53,790

EARNINGS EXCESS (DEFICIENCY) TO COVER FIXED CHARGES	$(107,594)	$(11,965)	$(117,471	)3	$(60,793)	$(79,004)	$(95,083)		$65,648

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS									2.22